Filed by ViroLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.

Commission File No. 333-120211

In connection with a proposed merger with ACLARA BioSciences, Inc., ViroLogic, Inc. (“ViroLogic”) filed a registration statement on Form S-4 (File No. 333-120211) with the Securities and Exchange Commission on November 4, 2004, as amended on November 5, 2004. The registration statement includes an amended joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement also serves as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY VIROLOGIC AND ACLARA, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the amended joint proxy statement/prospectus and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the amended joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger are available in the amended joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

Beginning November 30, 2004, Virologic may make presentations to investors and others. Attached are the slides that may be used in such presentations.

ViroLogic, Inc.

Making Individualized Medicine a Reality

Lazard First Annual Life Sciences Conference New York, NY November 30, 2004

Safe Harbor Statement

During the course of this presentation we will state our beliefs and make projections and other forward-looking statements regarding future events and the future financial performance of both ViroLogic and ACLARA, including statements relating to revenue growth, expectations of testing products and actions designed to continue the growth of patient testing revenue, anticipation of cash resources upon the completion of the merger, the ability of the combined companies to create a leader in molecular diagnostics for personalized medicine in oncology and infectious disease, the size of the oncology testing opportunity and the approval of new targeted therapeutics requiring individual patient testing, and the timing of completion and the likelihood of stockholder approval of the merger. We wish to caution you that such statements are just predictions and subject to risks and uncertainties and other factors that may cause actual events or results to differ materially. These risks and uncertainties include, but are not limited to: risks related to the inability to obtain, or meet conditions imposed for, governmental and other approvals of the merger, including approval by stockholders of the companies; the risk that the ViroLogic and ACLARA businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risks that the Companies' products may not perform in the same manner as indicated in this discussion; whether the combined company successfully conducts clinical trials and successfully introduces new products; risks related to the commercialization of ACLARA's *eTag* assay system; risks related to the implementation of ViroLogic's distribution agreement with a major national laboratory; whether others introduce competitive products; the risk that the combined company's products for patient testing may not continue to be accepted or that increased demand from drug development partners may not develop as anticipated; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the timing of pharmaceutical company clinical trials; whether payors will authorize reimbursement for its products; whether the FDA or any other agency will decide to regulate the combined company's products or services; whether the combined company will encounter problems or delays in automating its processes; whether intellectual property underlying the ViroLogic's PhenoSense technology and ACLARA's *eTag* System is adequate; the ultimate validity and enforceability of the companies' patent applications and patents; the possible infringement of the intellectual property of others and whether licenses to third party technology will be available; and whether the combined company is able to build brand loyalty and expand revenues. We refer you to ViroLogic's and ACLARA's publicly filed SEC disclosure documents, including our most recently filed Forms 10-Q, for a detailed description of the risk factors affecting our businesses and other important factors that could cause our actual results to differ materially from our projections and other forward-looking statements.

ViroLogic

Other Information

Investors and security holders of ViroLogic and ACLARA are advised to read the amended joint proxy statement/prospectus, and other documents filed by ViroLogic and ACLARA, because they will contain important information about ViroLogic, ACLARA and the proposed transaction. Investors and security holders may obtain a free copy of the amended joint proxy statement/prospectus, and other documents filed by ViroLogic and ACLARA at the Securities and Exchange Commission's web site at www.sec.gov. The amended joint proxy statement/prospectus and such other documents may also be obtained from ViroLogic by directing such request to ViroLogic, Inc., 345 Oyster Point Blvd; South San Francisco, California 94080, Attention: Investor Relations. The amended joint proxy statement/prospectus and such other documents may also be obtained from ACLARA by directing such request to ACLARA BioSciences, Inc., 1288 Pear Avenue, California 94043, Attention: Investor Relations. ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the amended merger agreement. A description of any interests that ViroLogic's or ACLARA's directors and executive officers have in the proposed merger is included in the amended joint proxy statement/prospectus. Information regarding ViroLogic officers and directors is included in ViroLogic's 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA's officers and directors is included in ACLARA's 10-K/A filed with the Securities and Exchange Commission on April 29, 2004. These materials are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from ViroLogic and ACLARA.

ViroLogic

About ViroLogic

Advancing individualized medicine by and other serious diseases. developing and marketing innovative products to help guide and improve treatment of viral, oncologic

A Leader in Individualized Medicine

HIV Market Leader

Expansion into Cancer Market

Personalized Medicine Benefits All Stakeholders

Experience & Infrastructure

Comprehensive HIV Product Line

A direct, quantitative measure of drug resistance in an infected patient (list price: $955)

(list price: $495) Genotypic testing looks for genetic mutations, or changes, in HIV that may be associated with drug resistance

A combination of genotypic and phenotypic tests which provides a comprehensive look at resistance (list price: $1,210)

A unique measure of viral fitness offered only by ViroLogic

At Forefront of Evolving Marketplace

Data and Science-driven Market; ViroLogic Cutting Edge —

ViroLogic Marketing * Research only assay Source:

Business Model: Multiple Revenue Streams

HIV / AIDS Hepatitis B Hepatitis C Serious Viral Diseases -—-

Patient Therapy: Guidance for Treating Physicians

Pharma: Support Drug Discovery and Clinical Trials for Drug Development

Revenue Growth

The Future of HIV Therapy:

60 more in development

Increasingly complex choice of drug therapies – tests needed to clarify choices 19 drugs approved – ViroLogic involved with over 80% of drugs in Phase II/III

Ph.III—-	— 2 2
Stage of Development Ph.I/II 8 6	5 3 22
Pre-Clin. 14 5	12 5 36
# drugs 22 11	17 10 60
Total:
HIV Drugs in Development: Entry/Attachment Inhibitors RT Inhibitors	NNRTI Protease Inhibitors

Expanding from HIV into Oncology

Leverage existing infrastructure

advent of Capitalize on personalized medicine in cancer

Develop new products forcancer drug development &patient testing

Large New Opportunity Cancer –

1.1M new solid tumor cancer patients annually 700K solid tumors in lung, breast, colon, prostate 5 new targeted drugs Only work on ~10%-20% of patients Very expensive

Growing Market [square box] [square box]

Approved Targeted Cancer Drugs

ALL projected to be ~$1 billion drugs

Pathway VEGF EGFR BCR-ABL HER2 EGFR
[register mark]
[register mark]
[register mark]
Drug Avastin™ Erbitux™ Gleevec Herceptin Iressa

The Challenge for Targeted Cancer Drugs

Effective on ~10-20% of patients

But we don’t know which 10%-20%

So have to treat all 10 and only help 1 or 2

Good Response

Toxicity and Cost

Case Study

[register mark]

Value of Prognostic Tests – Herceptin

Phase III Trial Outcome for Herceptin with and without Test

Without Test (calc) 2,200 10% 10 0.05 Not Approvable
With Test (actual) 470 50% 1.6 0.05 Expedited Approval

Patient Number Response Rate Yrs Followup P Value Result

Source: Genentech

The Challenge Prognostic Tests –

System Potential Advantages eTag

tumor sample CE instruments widely	statistical relationships
BENEFITS Standardformat Ability to measure the drug target Key indicators of disease pathways available No need for subjective interpretation	Does not rely on vague
eTag™System YES YES YES YES YES	YES
ADVANTAGES Work with FFPE tissue Identify simple protein markers Identify protein complexes Scaleable Quantitative	Functional pathway measurement

System Potential Advantages eTag

NO	NO	NO	COSTLY/ COMPLEX	NO	NO
Gene arrays
YES	NO	NO	NO	YES	NO
Gene amplification
protein tests (ELISA, NO	YES	NO	NO	YES	NO
Other mass spec)
YES	YES	NO	YES	NO	NO
IHC protein tests
eTag™System YES	YES	YES	YES	YES	YES
Work with FFPE tissue	Identify simple protein markers	Identify protein complexes	Scaleable	Quantitative	Functional pathway measurement

Early Clinical Results Assays –eTag

Assays Measure Key Drug Targets eTag

Market Opportunity

The Future of Cancer Therapy:

The pipeline for targeted therapies is significant and expanding 100 clinical trials of targeted drugs in process

Ph.III 4	7	4	1	16
Stage of Development Ph.II 21	17	24	2	64
Ph.I 7	4	8	1	20
# trials 32	28	36	4	100
				Total:
Cancer Type Breast	Lung	Prostate	Colorectal

Product Plan

Multiple Potential Revenue Streams

Viral Diseases Oncology Other Diseases

PatientTherapy Guidance PharmaCollaborations

Combined Company Financial Profile

Partner of Choice

Experienced Management

(*)
Chairman and CEO VP, Clinical Research VP, Sales & Marketing (*) General Counsel	VP, Pharma Collaborations (*) VP R&D and CSO, Virology CTO, Oncology VP, Operations
CBO	CFO
Bill Young Mike Bates Tien Bui Mike Dunn Kathy Hibbs	Ken Hitchner Alfred Merriweather Chris Petropoulos, Ph.D. Sharat Singh, Ph.D. Jeannette Whitcomb, Ph.D.

Effective on closing of merger (*)

ViroLogic/ACLARA Merger Terms

1.7 contingent value rights (CVR)

Each share of ACLARA (ACLA) = +

1.7 shares of ViroLogic (VLGC)

)

Each CVR = $0.00-$0.88 per CVR 18 months after closing based on VLGC share price (any payments beyond $0.50 can be made in cash, stock or a combination of cash and stock

2.90	0.00
$$
2.02	0.88
$$
Share Price:	CVR Value:
VLGC

Stockholder vote set for December 10, 2004 Capitalization post merger: ~ 115m shares outstanding

ViroLogic/ACLARA –
A Compelling Combination

ViroLogic:

- Leader in infectious disease testing
- Commercial/operational experience & infrastructure
- Growing revenues
- Pharma relationships

ACLARA:

- Proprietary *eTag*™ Assay System: next generation cancer diagnostics platform
- Financial strength

Expanded Market Opportunity:

New cases/year
HIV: 40K
Cancer: >1M

ViroLogic

Milestones

VLGC
Successful patient & pharma business in HIV
ACLA
Enabling new assay technology & financial strength
Leader in Personalized Medicine
HIV Combination Drugs
Targeted Cancer Therapies

ViroLogic

ViroLogic, Inc. Making Individualized Medicine a Reality

First Annual Life Sciences Conference New York, NY November 30, 2004 Lazard